Jeff Leismer · 2nd in

Founder and CEO at VibeTech

Sheboygan, Wisconsin, United States · 500+ connections ·

Contact info

VibeTech

University of Florida

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NASA-sponsored health technology lands in Sheboygan

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(SHEBOYGAN) A Sheboygan entrepreneur with ties to the space program is helping...



Marketing Profile for Jeff Leismer 10-21-09

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Profile for Jeff Leismer detailing Areas of Interest/Expertise and listing Completed...



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Intro

Experience



Founder and CEO

VibeTech

Aug 2010 – Present · 10 yrs 3 mos

Sheboygan, Wisconsin Area

• Establish VibeTech as the standard of care for di
mobility impaired patients
• Commercialize products that 1) maximize rehabi
generate significant returns on investment for hea
healthcare costs
• Generate intellectual property to maintain and fu
leader in rehabilitation products for mobility impai
• Forge clinical collaborations and cooperative gra



VibeTech One(TM) - See the product in th...

Director of Technology and Innovation / Me

Spaceport Sheboygan

Sep 2011 – Present · 9 yrs 2 mos

Sheboygan, Wisconsin Area

My role is to enhance the experience of each and
innovation.

UW-STOUT STOUT PROUD

Adjunct Faculty Member - Engineering Technology

University of Wisconsin-Stout

Jan 2009 – May 2009 · 5 mos

Courses Taught:

Machinery Design II (MECH 393) - An undergraduate-level kinematics and dynamics course

...see mor

Senior Lecturer
University of Wisconsin-Sheboygan
Jan 2009 – May 2009 · 5 mos

Courses Taught:

Engineering Fundamentals (EGR 105) - An introdu

Biomechanical Research Engineer
Kohler Co.
Oct 2007 – Nov 2008 · 1 yr 2 mos

• General responsibilities included introducing bio
for the advancement of novel whirlpool concepts
technologies
• Specific responsibilities included orchestrating h

Show 1 more experience

Education

University of Florida
PhD, Mechanical Engineering (Biomechanics)
2002 – 2007
Activities and Societies: American Society of Mec

Dissertation Project: Numerical investigation of th
using experimentally determined anisotropic elast

Michigan Technological University
MENGG, Mechanical Engineering (Biomechanics)
2001 – 2002

Master's Project: Development of a novel Musculoskeletal Loading Device as a countermeasur
to bone disuse atrophy in astronauts

Michigan Technological University
BSE, Biomedical Engineering
1996 – 2002

Senior Design Project: Development of a collapsible Lower Body Negative Pressure (LBNP) device with a microneurography access panel as a countermeasure to cardiovascular deconditioning for use in ground based spaceflight research

Skills & Endorsements

Product Development · 63

Endorsed by **Gary Les, who is highly skilled at this**

Engineering · 38

Endorsed by **2 of Jeff's colleagues at University of Wis**

Solidworks · 31

Aaron Dickson and 30 connections have given endorsements

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Recommendations

Received (2) Given (4)

Neel Bhatavadekar
Director at Clarus dental specialities. The first U.S. Board certified Periodontist and Dental Implantologist in India.
August 14, 2020, Neel and Jeff were students together

I have known Jeff f
at the University of
person in class. He
work, and above all

Keith Baxter
Shareowner at Boyle Fredrickson
August 27, 2011, Keith worked with Jeff but at different companies

I've worked with Jeff on several patent applications includir on therapeutic medical equipment of his design and anothe consumer product where he helped to develop and prepare materials that formed the basis of a provisional filing. In the case, Jeff was able to tap his skills as a designer to il... See